

December 29, 2011

Via Facsimile
Mr. Christopher M. Hix
Senior Vice President and Chief Financial Officer
OM Group, Inc.
127 Public Square
1500 Key Tower
Cleveland, Ohio 44114

> **RE:** **OM Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2011**
> **Form 10-Q for the Period Ended September 30, 2011**
> **Filed November 9, 2011**
> **File No. 1-12515**

Dear Mr. Hix:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results..., page 30

Liquidity and Capital Resources, page 48

Debt and Other Financing Activities, page 49

1. You disclose that you are required to maintain financial covenants that limit capital expenditures in any fiscal year and that measure (i) the ratio of the total indebtedness to the

amount of consolidated EBITDA, and (ii) the ratio of the amount of consolidated EBITDA to cash interest expense. Please confirm whether you were in compliance with all of your debt covenants at September 30, 2011. In future filings, please disclose whether you are in compliance at each reporting date and disclose the specific terms of any material debt covenants with any required ratios. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. To the extent that consolidated EBITDA includes adjustments to net income (loss) other than interest, taxes, depreciation and amortization, please retitle the measure accordingly and describe each of the adjustments made. One choice may be to call the measure Adjusted EBITDA. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please show us supplementally what the revised disclosures will look like.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 14

2. In future filings, please clarify whether your policies and procedures for review, approval or ratification of reportable transactions are included in your Code of Conduct and Ethics. We note that your Code of Conduct and Ethics emphasizes the importance of avoiding conflicts of interest, but it is not clear whether it contains such policies and procedures. If these are included among your corporate governance principles, please clarify whether the corporate governance principles are included in the Code of Conduct and Ethics, or are otherwise in writing, and if not, how they are evidenced. Please see Item 404(b) of Regulation S-K.

Executive Compensation, page 18

Compensation Discussion and Analysis, page 18

Target Total Direct Compensation, page 19

3. In future filings, please identify the compensation consultant in your discussion. See Item 407(e)(3)(iii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or Pamela Long, Assistant Director at (202) 551-3760 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief